UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

X-RITE, INCORPORATED

(Name of Subject Company)

X-RITE, INCORPORATED

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number of Class of Securities)

Thomas J. Vacchiano Jr.

Chief Executive Officer

X-Rite, Incorporated

4300 44th Street, S.E.

Grand Rapids, Michigan 49512

(616) 803-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Toth, Esq.

Brian M. Schafer, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of X-Rite, Incorporated (“X-Rite” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2012 (as amended and supplemented, the “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Termessos Acquisition Corp., a Michigan corporation (“Purchaser”) and wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $5.55 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated April 17, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on April 17, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection immediately before the subsection thereof entitled “Antitrust Compliance.”

Litigation

“On April 20, 2012, a putative class action lawsuit captioned Smith v. X-Rite, Inc. et al., Case No. 1:12-CV-386, was filed in the United States District Court for the Western District of Michigan, Southern Division. The complaint names as defendants the Company, the Company Board, Purchaser, and Danaher. The plaintiff alleges that the Company Board breached its fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger, and further alleges that Danaher and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price and an inadequate sale process, that certain provisions contained in the Merger Agreement are preclusive of offers from other potential acquirors, that the Company Board will receive personal benefits not available to the Company’s public shareholders as a result of the Merger Agreement, and that the Company has failed to make adequate disclosures about the background of the Offer and the Merger and the work performed by Centerview as the Company’s financial advisor with respect to the Offer and the Merger. The complaint seeks injunctive relief, including to enjoin the Offer and the Merger, compensatory relief, rescission or rescissionary damages in the event the Offer or the Merger is consummated, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit and intends to contest them vigorously.

On April 19, 2012, a putative class action lawsuit captioned Johnson v. Vacchiano et al., Case No. 12-03659-CZB, was filed in the Circuit Court of the State of Michigan in the County of Kent. The complaint names as defendants the Company, the Company Board, Purchaser, Danaher, and shareholders OEPX, LLC, Sagard Capital Partners, L.P., and Tinicum Lantern II L.L.C. The plaintiff alleges that the Company Board and defendant shareholders breached fiduciary duties allegedly owed to the Company’s other shareholders in connection with the Offer and the Merger, and further claims that the Company, Purchaser and Danaher aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price and an inadequate sale process, that certain provisions contained in the Merger Agreement are preclusive of offers from other potential acquirors, and that the Company has failed to make adequate disclosures about the background of the Offer and the Merger and the work performed by Centerview as the Company’s financial advisor with respect to the Offer and the Merger. The complaint seeks injunctive relief, including to enjoin the Offer and the Merger, rescission or rescissionary damages in the event the Offer or the Merger is consummated, compensatory damages as a result of the alleged breach, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit and intends to contest them vigorously.

On April 23, 2012, a putative class action lawsuit captioned Balanced Beta Fund v. Utley et al., Case No. 12-03719-CBB, was filed in the Circuit Court of the State of Michigan in the County of Kent. The complaint names as defendants the Company, the Company Board, Purchaser, Danaher, and shareholders OEPX, LLC, Sagard Capital Partners, L.P., Tinicum Lantern II L.L.C, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. The plaintiff alleges that the Company Board and defendant shareholders breached fiduciary duties allegedly owed to the Company’s other shareholders in connection with the Offer and the Merger, the Company, Danaher, and the Company Board failed to disclose material information in the Schedule TO and Schedule 14D-9 to allow for an informed decision by shareholders, and Danaher aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price and an inadequate sale process, the defendant shareholders used their control of the Company and the Company Board to cause the Company to be sold for insufficient consideration, the Company Board will receive personal benefits that they would not otherwise receive as a result of the Merger Agreement, and the Company has failed to make adequate disclosures about the background of the Offer and the Merger and the work performed by Centerview as the Company’s financial advisor with respect to the Offer and the Merger. The complaint seeks declaratory relief, injunctive relief, including to enjoin the Offer and the Merger, compensatory relief, rescission or rescissionary damages in the event the Offer or the Merger is consummated, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit and intends to contest them vigorously.”

The subsection “Antitrust Compliance” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the sentence at the end of the second paragraph under the subsection captioned “U.S. Antitrust Clearance” with the following:

“X-Rite filed a Premerger Notification and Report Form under the HSR Act in connection with the purchase of Shares in the Offer and the Merger on April 20, 2012, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on May 7, 2012, unless earlier terminated by the FTC and the Antitrust Division, or X-Rite receives a request for additional information or documentary material prior to that time.”

The subsection “Antitrust Compliance” of Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraph as the second paragraph of the subsection captioned “Foreign Antitrust & Competition Law Clearances”:

“Notifications were filed in Germany on April 16, 2012 and in Austria on April 18, 2012.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(2)	Complaint filed in the United States District Court for the Western District of Michigan, Southern Division, captioned Smith v. X-Rite, Inc., et al., Case No. 1:12-cv-386

(a)(5)(3)	Complaint filed in the Circuit Court of the State of Michigan in the county of Kent, captioned Balanced Beta Fund v. Utley, et al., Case No. 12-03719-CBB

(a)(5)(4)	Complaint filed in the Circuit Court of the State of Michigan in the county of Kent, captioned Johnson v. Vacchiano, et al., Case No. 12-03659-CZB

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

X-RITE, INCORPORATED

By:	/s/ Rajesh K. Shah
Name:	Rajesh K. Shah
Title:	Executive Vice President and Chief Financial Officer

Dated:	April 25, 2012

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